                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AT&T CANADA INC.
                              (Registrant)


Date: May 2, 2001             By:   /s/ Scott Ewart
                              -------------------------------------------------
                              Name:   Scott Ewart
                              Title:  Senior Vice President, General Counsel,
                                      Secretary & Chief Privacy Officer

                                                                   [LOGO]


                AT&T CANADA REPORTS FIRST QUARTER 2001 FINANCIAL
                              AND OPERATING RESULTS


  ACHIEVES RECORD EBITDA OF $31.6 MILLION IN QUARTER, REPRESENTING SEQUENTIAL
      GROWTH OF 185% AND AN EIGHTH CONSECUTIVE QUARTER OF POSITIVE EBITDA


   COMPLETES SUCCESSFUL OFFERING OF 7.65% US$500 MILLION OF INVESTMENT GRADE NOTES, ENHANCING LIQUIDITY POSITION TO OVER $1 BILLION - FUNDS BUSINESS PLAN TO
                                THE END OF 2002


      ANNOUNCES AN IMPORTANT PARTNERSHIP WITH AMERICAN EXPRESS TO DELIVER TELECOMMUNICATIONS SOLUTIONS TO SMALL BUSINESSES RIGHT ACROSS CANADA.


-------------------------------------------------------------------------------
Investment Community: AT&T Canada will hold a teleconference call at 5:00 p.m. Eastern today to discuss its first quarter 2001 results. Those wishing to participate should call 1.416.640.4127 ten minutes prior to the start time. A web cast of the call is also available from the Investor Relations section of the company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on our website, or by calling 1.416.640.1917, pass code 107239#.
-------------------------------------------------------------------------------


TORONTO, May 1, 2001 -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest national broadband business services provider and a leader in competitive local exchange and Internet and E-Business Solutions, today reported its financial and operating results for the first quarter 2001.

Revenues were $387.9 million for the three months ended March 31, 2001, up $23.8 million from first quarter 2000 and up $1.6 million sequentially from fourth quarter 2000. Excluding long distance, our revenues from local, data, Internet, E-Business Solutions and other services, represent 55% of the total revenue base versus 51% in first quarter 2000.

Local revenues increased by over 15% from the same quarter in 2000, while Data, Internet and E-Business Solutions revenues increased by 20% from the first quarter of 2000. Revenue from long distance services decreased by 2.5% from the same period last year. Long distance revenues in the first quarter of 2001 included revenue generated from new contracts such as the Navigator agreement with the Toronto Dominion Bank Financial Group, that combines long distance as a part of a greater suite of higher value added services.

The Company's EBITDA (earnings before interest, taxes, depreciation and amortization) for the first quarter totaled a record $31.6 million, an increase of $20.5 million or 185% from fourth quarter 2000. EBITDA improvement in the first quarter was the result of a decrease in service costs from changes to the contribution regime that became effective

January 1 of this year, and a decrease in SG&A primarily the result of lower bad debt expense.

Local access lines in service at March 31, 2001 were 460,706, an increase from the prior quarter of 16,073. The majority of the new local access lines installed during the quarter were on-net, with an increasing number coming from small and medium sized businesses. Migrations of existing access lines from resale to on-net status, also contributed to the increase in on-net lines. The total number of lines installed that are either on-net or on-switch now represent 55% of total linecount. At March 31, 2001, the company also had an additional 7,840 local access lines that had been sold but not yet installed. During the quarter the company continued efforts begun in fourth quarter 2000, to disconnect lines with distressed and/or bankrupt customers primarily in the wholesale and Internet Service Provider (ISP) sectors. This contributed to a reduction in overall net line installations within the quarter.


"THIS IS THE FIRST QUARTER THAT OUR EBITDA REFLECTS THE SIGNIFICANT IMPACT OF THE COST SAVINGS PROMISED UNDER LAST YEAR'S REGULATORY CHANGE TO THE CONTRIBUTION SUBSIDY REGIME. THE MARGINS IN OUR LONG DISTANCE SERVICES BUSINESS HAVE BEEN DRAMATICALLY ENHANCED, AND WE EXPECT SAVINGS FROM THE NEW CONTRIBUTION SYSTEM TO BE AT LEAST $60-80 MILLION FOR THE FULL YEAR. DURING THE QUARTER THE CRTC DISMISSED THE INCUMBENTS APPEALS TO THE NEW CONTRIBUTION MECHANISM, SIGNALING ITS FULL COMMITMENT TO IMPLEMENT THE DECISION IN THE FORM AND TIMEFRAMES ENVISIONED. WE APPLAUD THE REGULATOR FOR AN IMPORTANT INITIAL STEP IN PROMOTING A MORE BALANCED APPROACH TO COLLECTING THE SUBSIDY AND FOR A DECISION THAT SUPPORTS SUSTAINABLE COMPETITION IN CANADIAN TELECOMMUNICATIONS," said John McLennan, Vice Chairman and CEO of AT&T Canada.

McLennan continued, "ALSO DURING THE QUARTER WE SUCCESSFULLY RAISED US$500 MILLION, BRINGING OUR AVAILABLE LIQUIDITY POSITION TO OVER $1 BILLION, AND FUNDING OUR BUSINESS PLAN TO THE END OF 2002. IN THESE TIMES OF VOLATILE CAPITAL MARKETS, ACCESS TO CAPITAL IS CERTAINLY A COMPETITIVE ADVANTAGE. WE ARE VERY PLEASED WITH THE CONFIDENCE THE CAPITAL MARKETS HAVE SHOWN IN AT&T CANADA IN CONFIRMING OUR STRONG FUNDING POSITION".


SELECTED FIRST QUARTER 2001 HIGHLIGHTS INCLUDE:


REGULATORY
o In addition to the new contribution regime becoming effective January 1, the CRTC also implemented several important decisions during the quarter that demonstrate it's commitment to reducing regulatory cost and removing obstacles to competition. During the quarter the CRTC extended the sunset clause indefinitely for mandated discounts for near essential facilities like unbundled loops. The incumbents had sought to charge market rates for such access upon the expiration of the 5 year timeframe previously in place. In addition, the regulator issued a decision that improves the ease in which competitive local exchange carriers can gain collocation access in incumbent central offices.

PRODUCTS & PARTNERSHIPS
o Teamed with American Express to provide savings on communications services to Cardmembers of the American Express Corporate Card for Small Business. Under the terms of the agreement, AT&T Canada will offer savings on local, long distance and Internet communications services as well as preferential rates on calling cards. This partnership significantly expands AT&T Canada's ability to deliver the benefits of our services to the very important small business market right across Canada.

o Launched E10 INTERNET, an innovative Internet access product targeted to small and medium sized customers who require a cost effective high bandwidth solution. Unlike some Ethernet based solutions, access for E10 INTERNET is not shared - each customer receives dedicated Ethernet access from their LAN to AT&T Canada's Internet backbone. Other providers may share a single Ethernet access and router among several tenants in a building, resulting in reduced transfer rates and difficulty in service restoration. All E10 INTERNET customers can rely on AT&T Canada's fully managed routers, proactive monitoring, network usage reports, and 24x7 technical support. E10 INTERNET is an end-to-end access solution that takes advantage of AT&T Canada's high performance OC-192 SONET fibre optic infrastructure, and diverse private peering relationships with the world's largest Internet providers.


o Announced the launch of ANY DISTANCE SERVICe for small businesses with up to 25 access lines. The service includes a local business line and 150 minutes of long distance calling anywhere in Canada and the United States for one low monthly rate and on one invoice. ANY DISTANCE SERVICE eliminates the traditional distinction between local and long distance, and provides the customer simple, predictable, and cost-effective voice services, with the added convenience of dealing with a single leading telecommunications provider.


o Announced strategic alliances with IBM Canada, Ariba, Inc. and i2 Technologies,Inc., in support of the launch of AT&T Canada Marketplace, an Application Service Provider-based electronic procurement and supply chain management service. AT&T Canada Marketplace represents the first in a suite of ASP-based e-Business services designed to offer businesses access to best-in-class applications on a rental basis. AT&T Canada provides customers with a cost-effective alternative for implementing their e-Business strategy through rapid access to applications, and secure, scalable infrastructure. E-procurement solutions provide business customers with a means to realize efficiencies in the purchasing process and reduce the cycle times involved. E-procurement can also help customers generate significant savings by reducing the cost of generating, tracking and processing purchase orders.


SALES
o The company announced that it had entered into a $160 million, five year contract with the Toronto Dominion Bank Financial Group. The agreement calls for the provision of intelligent call routing solutions, managed computer telephony integration services, as well as local, long distance, toll free, and frame relay communications transport services. The awarding of the contract followed a successful pilot project where AT&T Canada teams implemented call center programs that significantly improved efficiency in call volume management, provided valuable information for customer service representatives instantly, and that met both TD's business needs and exacting standards of performance and reliability.

o Increased the installed base of local telephone access lines in service by 16,073 from December 31, 2000. As of March 31, 2001, AT&T Canada had sold 468,546 cumulative access lines in 29 markets across Canada, of which 460,706 are in service and 7,840 are in backlog.


NETWORK AND INFRASTRUCTURE
o Launched commercial availability of a full suite of on-net local voice, data and Internet service offerings in two new markets during the quarter, including Oshawa Ontario, and Surrey British Columbia. This brings to 29 the number of markets served with full service CLEC networks, and represents over 80% of the addressable market for local business lines in Canada.

o Due to burgeoning demand, announced the opening of a third Internet Data Centre (IDC) in Montreal to complement existing facilities in both Vancouver and Toronto. AT&T Canada Internet Data Centres provide a secure and reliable facility for hosting business websites and server operations, or for implementing operations for Application Service Providers (ASP). AT&T Canada's IDC's are built as complete carrier-class data centre facilities with full environmental controls, uninterruptible power, back-up diesel generators, controlled access, video surveillance, multiple broadband fibre ring access, raised floors with anti-static tiles, two-stage, zoned fire/smoke/heat protection, high speed Internet connectivity and 24x7x365 network monitoring.

o Expanded its national broadband Asynchronous Transfer Mode (ATM) and Frame Relay Service data networks for the provision of high-speed data transport and LAN/WAN interconnection by almost 16 percent from the same period in 2000.


FINANCIAL
o Closed a $US500 million five year Senior Notes offering in a U.S. private placement with registration rights that also involves the re-opening of the 7.65% Senior Notes offering that matures September 15, 2006. This financing together with existing sources of liquidity gives the company over $1 billion, which funds its business plan to the end of 2002.


McLennan concluded by saying that, "THE COMPANY HAD MANY SUCCESSES DURING THE FIRST QUARTER WHILE AT THE SAME TIME CONTINUING TO IMPLEMENT OPERATING INITIATIVES TO DRIVE FASTER AND MORE PROFITABLE GROWTH. WE WILL CONTINUE TO CREATE VALUE BY LEVERAGING OUR STRENGTHS AND ASSETS IN THE LOCAL, DATA, INTERNET AND E-BUSINESS SOLUTIONS AREAS OF OUR BUSINESS. AS THOUSANDS OF BUSINESSES HAVE ALREADY DISCOVERED, AT&T CANADA IS

DELIVERING ON ITS COMMITMENT OF PROVIDING REAL CHOICE AND VALUE IN THE CANADIAN TELECOMMUNICATIONS MARKET WITH LOCAL PRESENCE, NATIONAL COVERAGE AND GLOBAL REACH."


ABOUT THE COMPANY: AT&T Canada is the country's largest competitive broadband business services provider and a leader in competitive local exchange and Internet and E-Business Solutions services. With over 18,500 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company, and the Investor Relations section of the site for a 5:00 p.m. Eastern webcast review of the first quarter results.


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                AT&T CANADA INC.
            Unaudited Condensed Consolidated Statements of Operations
                                 (IN THOUSANDS)


                                                                   THREE MONTHS ENDED
                                                                        MARCH 31,                    DECEMBER 31
                                                         ---------------------------------------  ------------------
                                                               2001                 2000                2000
                                                         ------------------  -------------------  ------------------
REVENUE                                                         $ 387,864            $ 364,029           $ 386,302

EXPENSES:
  Service costs                                                   247,191              249,463             262,628
  Selling, general and administrative                             109,114               92,464             112,614
  Depreciation and amortization                                   108,348               86,944             116,394
                                                         ------------------  -------------------  ------------------
LOSS FROM OPERATIONS BEFORE THE UNDERNOTED                        (76,789)             (64,842)           (105,334)
Integration costs related to the merger (1)                             -                    -              10,249
                                                         ------------------  -------------------  ------------------
LOSS FROM OPERATIONS AFTER INTEGRATION COSTS                      (76,789)             (64,842)            (95,085)
Interest income (expense), net                                    (86,787)             (66,974)            (82,008)
Other Income                                                       (2,069)                   -                 525
                                                         ------------------  -------------------  ------------------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST                 (165,645)            (131,816)           (176,568)
Taxes                                                              (1,830)              (1,593)             (1,515)
Minority interest (2)                                                   -               30,601               2,496
                                                         ------------------  -------------------  ------------------
NET INCOME (LOSS)                                              $ (167,475)          $ (102,808)         $ (175,587)
                                                         ==================  ===================  ==================
Basic net income (loss) per share                              $    (1.73)               (1.09)              (1.82)
                                                         ==================  ===================  ==================
Average shares outstanding                                         96,777               94,580              96,432
End of period shares outstanding                                   97,039               95,078              96,794
End of period fully diluted shares outstanding (3)                143,199              144,733             142,931

EBITDA (4)                                                      $  31,559           $   22,102           $  11,060

CAPITAL EXPENDITURES                                            $ 128,980           $  115,962           $ 134,468


(1) In 2000 $10,249 of the integration provision was deemed to be no longer required as a result of negotiation of lower expenditures than originally anticipated, and the impact of changes in the real estate market that made it uneconomical to exit certain properties.

(2) Minority interest derives primarily from ownership by AT&T Corp. and British Telecom in AT&T Canada Corp., the company's principal operating subsidiary.

(3) Effective January 1, 2001, the Company adopted the treasury stock method of calculating fully diluted shares in accordance with new CICA requirements. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options or warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period. The ownership by AT&T Corp. and British Telecom in AT&T Canada Corp., the Company's principal operating subsidiary, equivalent to approximately 43.7 million shares of the Company are included in the calculation of fully diluted shares.

(4) EBITDA is earnings before interest, taxes, depreciation, amortization and nonrecurring integration costs and is commonly used as a measure to assist in understanding operating results.

                                AT&T CANADA INC.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                              MARCH 31,               MARCH 31,
                                                                 2001                   2000
                                                           -----------------     -----------------
Cash and short term deposits                                   $  793,028              $ 418,711
Other current assets                                              231,447                271,140
                                                           -----------------     -----------------
                                                                1,024,475                689,851

Property, plant and equipment                                   2,784,060              2,290,787
Accumulated depreciation                                         (614,173)              (306,393)
                                                           -----------------     -----------------
                                                                2,169,887              1,984,394

Goodwill                                                        1,678,996              1,633,794
Other assets, net                                                 332,183                 78,783
                                                           =================     =================
   TOTAL ASSETS                                               $ 5,205,541            $ 4,386,822
                                                           =================     =================
Current liabilities                                             $ 354,112              $ 397,600
Long-term liabilities                                           4,744,111              3,303,188
Minority interest (1)                                                   -                 73,673
                                                           -----------------     -----------------
                                                                5,098,223              3,774,461

Share capital                                                   1,055,497                972,666
Retained earnings (deficit)                                      (948,179)              (360,305)
                                                           -----------------     -----------------
SHAREHOLDERS' EQUITY                                              107,318                612,361
                                                           -----------------     -----------------
                                                           -----------------     -----------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 5,205,541            $ 4,386,822
                                                           =================     =================

(1) Minority interest represents primarily the ownership by AT&T Corp. and British Telecom in AT&T Canada Corp., the company's principal operating subsidiary.

                                AT&T CANADA INC.
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                       THREE MONTHS ENDED
                                                                                  MARCH 31              MARCH 31
------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATING ACTIVITIES:
      Income (loss) for the period                                                $ (167,475)          $ (102,808)
      Items not affecting cash:
          Depreciation and amortization                                              108,348               86,944
          Accretion of senior discount note interest                                  34,586               29,912
          Amortization of deferred foreign exchange & debt issue costs                10,537                    -
          Minority interest                                                                -              (30,601)
          Other                                                                         (148)                 317
------------------------------------------------------------------------------------------------------------------
                                                                                     (14,152)             (16,236)

Change in non-cash working capital                                                   (23,333)             (63,385)
------------------------------------------------------------------------------------------------------------------
                                                                                     (37,485)             (79,621)
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
      Share capital, net of issue costs                                               15,240               14,157
      Issues (decrease) in long-term borrowings, net of issue costs                  877,230              396,165
      Other                                                                              320                  663
------------------------------------------------------------------------------------------------------------------
                                                                                     892,790              410,985
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
      Acquisitions of investments, net of cash acquired                                    -             (103,405)
      Additions to property, plant and equipment                                    (124,396)            (115,962)
      Additions to other assets                                                       (4,748)              (3,681)
      Additions to (decreases in) restricted investments                                   -               21,064
------------------------------------------------------------------------------------------------------------------
                                                                                    (129,144)            (201,984)
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                               (1,720)                   -

NET (DECREASE) INCREASE IN CASH AND SHORT-TERM DEPOSITS                              724,441              129,380
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD                                     68,587              289,331
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD                                       $  793,028           $  418,711
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA



                                                     MARCH 31           DECEMBER 31         MARCH 31
                                                       2001                 2000              2000
                                                ---------------       ---------------     ------------
REVENUE (IN THOUSANDS)
Local                                                   46,266               47,450            40,143
Long Distance                                          175,480              169,757           179,905
Data                                                   122,714              122,547           111,567
Internet & E- Business Solutions                        37,646               40,045            22,588
Other                                                    5,758                6,503             9,826
                                                ---------------       ---------------     ------------
TOTAL                                                  387,864              386,302           364,029

Buildings accessed                                       3,295                3,290             3,181
Intracity fiber route kilometers                         4,615                4,593             4,396
Intracity fiber strand kilometers                      274,345              269,561           244,585
Intercity fiber route kilometers                        14,001               13,971            13,455
Intercity fiber strand kilometers                      200,090              199,547           198,173
CLEC networks operational                                   29                   27                19
CLEC networks under development                              -                    2                 6
Local voice switches operational                            14                   14                12
Total access lines sold                                468,546              456,430           374,060
Access lines in service                                460,706              444,633           335,229
Access line orders in backlog                            7,840               11,797            38,831
Central office collocations                                 82                   82                58
Circuits in service (VGEs)                           1,682,065            1,650,889         1,417,920
High-speed data ports                                   25,218               24,401            20,035
Frame relay switches                                       104                   96                91
ATM switches                                               663                  656               572
Full time employees                                      5,485                5,244             4,650
Long distance minutes of use (Qtr)                   2,249,269            2,057,273         1,833,132


- 30 -


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                           INVESTORS AND ANALYSTS:
Ian Dale                                         Brock Robertson
(416) 345-2227                                   (416) 345-3125
ian.dale@attcanada.com                           brock.robertson@attcanada.com

May Chiarot                                      Dan Coombes
(416) 345-2342                                   (416) 345-2326
may.chiarot@attcanada.com                        dan.coombes@attcanada.com


                                      - 9 -